Kinder Holding Corp.
6230 Wilshire Blvd., Suite 46
Los Angeles, CA 90048

December 12, 2014

United States Securities and Exchange Commission
Washington, DC 20549
Attn: Daniel Porco, Staff Attorney

Re: Kinder Holding Corp.
Form 10-12G
Filed November 14, 2014
File No. 000-55320
Ladies and Gentlemen:
This letter is in response to the staff's comment letter dated December 4, 2014, with respect to the above-referenced Form 10 filed by Kinder Holding Corp. (the "Company") on November 14, 2014. For the convenience of the staff, we have included each of the staff's comments numbered sequentially, followed by our response to each numbered comment.
General

Comment 1. In your next amendment please number your pages.
Response 1. We have paginated the Form 10 amendment.

Comment 2. We note that you are voluntarily registering your common stock under Section 12(g) of the Securities Exchange Act of 1934. Please note that the Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. If our comments are not addressed within this 60-day time period, you should consider withdrawing the Form 10 prior to effectiveness and re-filing a new Form 10 including changes responsive to our comments. Please note we will continue to review your filing until all of our comments have been addressed.
Response 2. We will meet our filing obligations under the Exchange Act upon the effectiveness of our registration.

Comment 3. We note your disclosure that you are a blank check company. In appropriate places throughout your filing, including but not limited to your risk factor section, please provide further details regarding compliance with Rule 419 in connection with any offering of your securities. In this regard, we note your disclosure under Item 10.
Response 3. We have added disclosure under subheading "We will be deemed a blank check company under Rule 419 of the Securities Act of 1933. " in Item 1. Description of Business and added risks factors titled "Application of Rule 419 to Shell Companies" and "You May Not Be Entitled to Protections Normally Afforded to Investors of Blank Check Companies."

Item 1. Description of Business

Comment 4. Here and throughout your registration statement, please delete the references to "Form 10-SB" as this form is no longer in use and smaller reporting companies must use the same forms as other SEC reporting companies.
Response 5. We have replaced the term Form 10-SB with Form 10 throughout the registration statement.

Comment 5. Please discuss your auditor's going concern opinion in your business overview disclosure, and add an appropriate risk factor.
Response 5. We have added disclosure under subheading "Our auditors have expressed substantial doubt about our ability to continue as a going concern." under Item 1. Description of Business and under risk factors on page 8 and 9, respectively.

Comment 6. Please revise your disclosure to affirmatively state your status as a shell company and add appropriate disclosure discussing the risks associated with being a shell company, particularly with respect to listing standards and the restrictions on your ability to use registration statements on Form S-8, or tell us why you believe this is unnecessary. In this regard, we note your risk factor disclosure regarding the application of Rule 144 to shell companies.
Response 6. We have added and expanded disclosure following the first paragraph under subheading "Registrant is a Blank Check Company" on page 5 to clearly state that we are a shell company and state the risks associated with being a shell company, specifically related to listing standards, restrictions to use registration statement on Form S-8.

Current Trends

Comment 7. Please provide the basis for management's belief that you will be "well positioned to identify target acquisitions and to effect a business combination" as a company with shares of common stock registered under the Exchange Act. Please also provide support for the statement that "[d]uring the past few years, many privately-held or public companies attempted to divest non-core assets and divisions and valuations of these assets and divisions have decreased significantly."
Response 7. We have deleted the whole paragraph.

Item 1A. Risk Factors

The Company's officer and director may allocate his time to other businesses

Comment 8. Please disclose whether your officer and director owes fiduciary duties to any other entity, along with any associated risks. In this regard, we note your disclosure under Item 5 that since October 2004, Mr. Heiden has been the CEO, CFO and Chairman of Zaxis International Inc.
Response 8. On November 21, 2014, Mr. Heiden resigned as an officer and director of Zaxis International Inc. We have revised and expanded disclosure of this risk factor as follows:
The Company's officer and director is not required to commit his full time to the Company's affairs, which may result in a conflict of interest in allocating his time between the Company's business and other businesses. The Company does not intend to have any full time employees prior to the consummation of a business combination. Management of the Company is engaged in other business endeavors and is not obligated to contribute any specific number of his hours per week to the Company's affairs. If Management's other business affairs require him to devote more substantial amounts of time to such affairs, it could limit his ability to devote time to the Company's affairs and could have a negative impact on the Company's ability to consummate a business combination. Furthermore, we do not have an employment agreement with Mr. Heiden. As a result, Mr. Heiden has no formal obligation or commitment to provide any particular amount of time to the Company's affairs. At present, Mr. Heiden, our sole officer and director, is not an officer or director of, nor does he owe any fiduciary duty to, any other company that is subject to Exchange Act reporting obligations.
Item 2. Financial Information

Liquidity and Capital Resources

Comment 9. We note your disclosure here and throughout the filing that management has in the past and may continue to provide funding to support your operations. Please provide further details regarding this funding, including but not limited to whether you have any obligation to repay any such funding, and if so, the material terms of such repayment.
Please also include an estimate as to how long your company can continue as a going concern without obtaining additional working capital, and discuss this estimate in this section and your risk factor section.
Response 9. We have revised and expanded disclosure under "Liquidity and Capital Resources" and under the risk factor "Additional financing requirements to fund operations associated with reporting obligations under the Exchange Act." as follows:

At present, the Company has no business operations and no cash resources other than that provided by Management. We are dependent upon interim funding provided by Management or an affiliated party to pay professional fees and expenses. Our Management and an affiliated party have agreed to provide funding as may be required to pay for accounting fees and other administrative expenses of the Company.

If we require additional financing, we cannot predict whether equity or debt financing will become available at terms acceptable to us, if at all. The Company depends upon services provided by Management and an affiliated party to fulfill its filing obligations under the Exchange Act. At present, the Company has no financial resources to pay for such services and may be required to issue restricted shares in lieu of cash or, in the alternative, issue debt instruments evidencing financial obligations if and when they arise.

The Company does not currently engage in any business activities that provide cash flow. The costs of investigating and analyzing business combinations, maintaining the filing of Exchange Act reports, the investigation, analyzing, and consummation of an acquisition for an unlimited period of time will be paid from additional money contributed by Ivo Heiden, our sole officer and director, or an affiliated party. Mr. Heiden or an affiliated party have agreed to pay the Company's expenses in the form of advances. Based on Mr. Heiden's resource commitment to our operations, we anticipate that we can continue as a going concern without obtaining additional working capital for at least three to five years.

During the next 12 months we anticipate incurring costs related to:
- filing of Exchange Act reports.
- franchise fees, registered agent fees and accounting fees, and
- investigating, analyzing and consummating an acquisition or business combination.

We estimate that these costs will be in the range of five to six thousand dollars per year, and that we will be able to meet these costs as necessary, to be advanced/loaned to us by Management and/or an affiliated party.

Item 4. Security Ownership of Certain Beneficial Owners and Management

Comment 10. Please include the shares held by each beneficial holder of more than 5% of your outstanding common stock as of the most recent practicable date. In this regard, we note your disclosure under Item 10 that on March 25, 2014, Richard Rubin purchased 5,000,000 shares of your common stock. Please see Item 403 of Regulation S-K.
Response 10. We added footnote 2 to the table of "Security Ownership of Certain Beneficial Owners and Management" to reflect that Mr. Richard Rubin exercises the sole voting and dispositive powers with respect to these shares. On March 25, 2014, Mr. Rubin bought 5,000,000 restricted shares and subsequently assigned those shares to Securities Compliance Corp. Mr. Heiden and Mr. Rubin are the only shareholders who beneficially hold more than 5% of the Company's outstanding shares.
We revised disclosure under Item 10 accordingly.

Comment 11. Please provide further details regarding the shares that are beneficially held by Securities Compliance Corp., including the natural person or persons who has voting and investment control over such shares. Please see Exchange Act Rule 13d-3.
Response 11. We added footnote 2 to the table of "Security Ownership of Certain Beneficial Owners and Management" to reflect that Mr. Richard Rubin exercises the sole voting and dispositive powers with respect to these shares.

Comment 12. Please clarify the total number of shares outstanding. You state that 22,710,192 shares of your common stock are currently outstanding, yet it appears that Mr. Rubin, Mr. Heiden and Securities Compliance Corp. hold an aggregate amount equal to 25,000,000 shares of your common stock.
Response 12. On March 25, 2014, Mr. Rubin bought 5,000,000 restricted shares and subsequently assigned those shares to Securities Compliance Corp. Mr. Heiden and Mr. Rubin are the only shareholders who beneficially hold more than 5% of the Company's outstanding shares. Mr. Heiden and Mr. Rubin each hold 10,000,000 restricted shares.
We revised disclosure under Item 4. "Security Ownership of Certain Beneficial Owners and Management" and Item 10. "Recent Sales of Unregistered Securities" accordingly.

Item 7. Certain Relationships and Related Party Transactions

Comment 13. We note that you had no current assets as of June 30, 2014; however, your management has provided funding to pay your professional fees and expenses. Please provide the information required by Item 404 of Regulation S-K with regard to any transaction in which the amount involved exceeded one percent of the average of your total assets at year end for the last two completed fiscal years, including the funding provided by your management, or explain why such disclosure is not required. Please see Item 404(d) of Regulation S-K.
Response 13. We revised disclosure to reflect that the Company's CEO advanced $450 during each of the last two years to pay for franchise taxes and registered agent fees.

Comment 14. We note the statement in Note 6 to your audited financial statements that in March 2014, you repurchased 5,000,000 shares of your common stock from the father of your CEO. Please revise your disclosure to include this repurchase, or explain why this disclosure is not necessary. Please see Instruction (1)(a)(iii) to Item 404 of Regulation S-K.
Response 14. We added disclosure with respect to the repurchase of 5,000,000 restricted shares for $500 from the father of Mr. Heiden, the Company's CEO.

Item 11. Description of Registrant's Securities to be Registered

Common Stock

Comment 15. We note your statement that "All of the outstanding shares of common stock are fully paid and non-assessable." It appears that this is a legal conclusion that should be attributed to counsel. Please attribute this statement to counsel, or remove this statement.
Response 15. We deleted this statement.

General

The Company acknowledges that since the Company and its management are in possession of all facts relating to a Company's disclosure, the Company and its management are responsible for the accuracy and adequacy of the disclosures they have made.

The Company acknowledges that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

/s/: Ivo Heiden
Ivo Heiden, CEO